UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSCEND SERVICES, INC.

(Name of subject company (Issuer))

TOWNSEND MERGER CORPORATION

a wholly owned subsidiary of

NUANCE COMMUNICATIONS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.05 per share	893929208
(Title of classes of securities)	(CUSIP number of common stock)

Todd DuChene

Executive Vice President and General Counsel

Nuance Communications, Inc.

1 Wayside Road

Burlington, Massachusetts 01803

(781) 565-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert Sanchez

Daniel Peale

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable.	Not Applicable.

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

IMPORTANT ADDITIONAL INFORMATION:

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Townsend Merger Corporation (“Purchaser”), a wholly-owned subsidiary of Nuance Communications, Inc. (“Nuance”), for all shares of outstanding common stock of Transcend Services, Inc. (“Transcend”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance, Purchaser and Transcend.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Transcend. The solicitation and the offer to buy shares of Transcend common stock will be made pursuant to an offer to purchase and related materials that Nuance and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Nuance and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Transcend intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Nuance and Transcend intend to mail these documents to the stockholders of Transcend. These documents will contain important information about the tender offer and stockholders of Transcend are urged to read them carefully when they become available. Investors and stockholders of Transcend will be able to obtain a free copy of these documents (when they become available) and other documents filed by Nuance and Transcend with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to Nuance at Attention: Investor Relations, One Wayside Road, Burlington, MA 01803. Investors and shareholders of Transcend may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Transcend by directing requests to Transcend, Attention: Investor Relations, One Glenlake Parkway, Suite 1325, Atlanta, GA 30328.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Letter to Nuance Customers from Janet Dillione and Sean Carroll, delivered March 7, 2012

99.2	Letter to Nuance Healthcare Division Employees from Janet Dillione, delivered March 7, 2012

99.3	E-mail communication to Nuance Customers from Nuance Sales Representatives, delivered March 7, 2012

99.4	Letter to Nuance Transcription Services Employees from Sean Carroll, delivered March 7, 2012

99.5	Frequently Asked Questions for Nuance Employees

99.6	Letter to Transcend Employees from Janet Dillione, delivered March 7, 2012